UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

     For the date of      September 27, 2004.

Commission File Number      33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Burns, Philp & Company Limited is furnishing herewith copies of two announcements made to the Australian Stock Exchange.

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

27 September 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Annual General Meeting Mailing

In accordance with Listing Rule 3.17, I enclose a copy of the following documents mailed to ordinary and converting preference shareholders today.

1.	Covering letter;

2.	Notice of Annual General Meeting;

3.	Proxy Form;

4.	Annual Report Election Form.

The Company’s 2004 Annual Report is also being mailed to shareholders today and it is noted that a copy has previously been provided to the ASX on 9 September 2004.

Yours sincerely

PHILIP WEST
Secretary/Special Counsel

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

27 September 2004

Dear Shareholder

The Annual General Meeting of Burns, Philp & Company Limited will be held at the Wesley Theatre, Lower Ground Floor, Wesley Conference Centre, 220 Pitt Street, Sydney on Friday, 5 November 2004 at 10.30am. The location of the Wesley Conference Centre is indicated below. A Notice of Meeting is enclosed for your information.

Right to Attend and Vote at the Meeting

If you are a holder of Burns Philp ordinary shares, you are entitled to attend and vote at the Annual General Meeting.

Please bring the enclosed Appointment of Proxy form with you to enable you to pass quickly through the registration procedure. If you are unable to attend, I encourage you to please complete and forward the enclosed Appointment of Proxy form to ASX Perpetual Registrars Limited in the enclosed reply paid envelope. Alternatively it may also be lodged in accordance with the instructions provided on the reverse of the proxy form. It must be received by 10.30am on Wednesday, 3 November 2004, to be valid.

If you do not hold Burns Philp ordinary shares but hold converting preference shares, you are welcome to attend the Annual General Meeting as a visitor, but you have no right to vote at the meeting.

Annual Report

Holders of ordinary shares and converting preference shares are each entitled to receive a copy of the Burns Philp Annual Report. However, if you hold more than one of these securities, we have only sent you one copy of the report, unless you have previously requested us to do otherwise. If you require additional copies of the annual report please contact the Company.

Yours sincerely Helen Golding Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Notice is given that the Annual General Meeting of shareholders of Burns, Philp & Company Limited ACN 000 000 359 will be held at the Wesley Theatre, Lower Ground Floor, Wesley Conference Centre,
220 Pitt Street, Sydney on Friday, 5 November 2004 at 10.30am.

Ordinary Business

1	Financial Statements

To consider the Annual Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2004.

2	Re-election of Mr F W Smith as a director

To consider and, if thought fit, to pass the following as an ordinary resolution:

“That Mr F W Smith, a director retiring in accordance with the Company’s constitution, be re-elected as a director of the Company.”

By Order of the Board

Helen Golding
Company Secretary

27 September 2004

Note: For the purpose of this meeting, persons holding shares at 7.00pm on Wednesday, 3 November 2004, will be treated as shareholders. This means that any person registered as the holder of an ordinary share at 7.00pm on Wednesday, 3 November 2004, is entitled to attend and vote at the Annual General Meeting in respect of that share.

Notes Relating to Voting

1	If you are unable to attend and vote at the meeting or any adjournment thereof you have a right to appoint a person or body corporate to attend as your proxy. To appoint a proxy please complete the enclosed Appointment of Proxy form. A proxy need not be a shareholder of the Company.

2	Ordinary shareholders entitled to cast two or more votes may appoint two persons or body corporates to attend the meeting and vote, but that direction will only be effective on a poll, not on a vote by show of hands. On a show of hands one proxy only may vote. If you wish to appoint two proxies, please obtain a second form by telephoning the Company’s share registry, ASX Perpetual Registrars Limited, on (02) 8280 7127, international 61 2 8280 7127. Both forms should be completed with the proportion or number of your voting rights on each form. If the Appointment of Proxy does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half the votes. Please return both Appointment of Proxy forms together.

3	Any duly executed Appointment of Proxy and the power of attorney or other authority (if any) under which it is signed or a copy of that power or authority certified as a true copy by statutory declaration must be received at the Company’s share registry, ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South NSW 1235 (facsimile number (02) 8280 7646, international 61 2 8280 7646), no later than 10.30am on Wednesday, 3 November 2004. Alternatively, you may register your vote online at ASX Perpetual Registrars’ website, www.asxperpetual.com.au, or send your proxy form to the Company’s registered office, being Level 23, 56 Pitt Street, Sydney NSW 2000 (facsimile number (02) 9247 3272, international 61 2 9247 3272).

Explanatory Memorandum for Shareholders

Item 1: Financial Statements

In accordance with section 317 of the Corporations Act 2001, the Annual Financial Report, Directors’ Report and Auditor’s Report of Burns, Philp & Company Limited (“the Company”) will be laid before the meeting. There is no requirement for a formal resolution on this item.

Item 2: Re-election of Mr F W Smith as a director

Mr Fred Smith, Cert Mech E and Bcomm, was appointed to the Board on 3 March 1993 as an independent non-executive director. Mr Smith is a member of the Audit & Risk Committee, the Nomination Committee and the Remuneration Committee.

Mr Smith has been a director of public companies in Australia and the UK for the past 30 years.

From approximately 1980 to 1990 Mr Smith was the Chief Executive Officer of APV plc, a UK based public company with offices and factories in all developed countries. It was the world’s largest business specialising in machinery and processors in the food and food related industries. In the global bread and baking industries it had the largest market share of all competitors.

From approximately 1991 to 2000 Mr Smith was a director of GEA Process Technologies GmbH and Executive Chairman of GEA Process Technologies (Asia Pacific). During this time Mr Smith established factories and sales offices to service the food (including baking and yeast manufacturing) industries in the rapidly developing Asia Pacific region.

Mr Smith was a Director and Deputy Chairman of Australian National Industries Limited from 1993 to 1998, Chairman of Stallion Technologies Pty Limited from approximately 1993 to 2001 and Chairman of Sastek Pty Limited from 1998 to 2000.

The Directors (with Mr Smith absent and not voting) recommend you vote in favour of this resolution.

BURNS, PHILP & COMPANY LIMITED
ACN 000 000 359

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting to be held at 10.30am on Friday, 5 November 2004 at the Wesley Theatre, Lower Ground Floor, Wesley Conference Centre, 220 Pitt Street, Sydney, please bring this form with you. This will assist in registering your attendance.

All registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone: (02) 8280 7127
Facsimile: (02) 9287 0309
ASX Code: BPC
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

You can also lodge your vote on-line at www.asxperpetual.com.au

I/We being a member(s) of Burns, Philp & Company Limited and entitled to attend and vote hereby appoint

A	the Chairman of the Meeting (mark box)	OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10.30am on Friday, 5 November 2004 and at any adjournment of that meeting.

The Chairman of the Meeting intends to vote undirected proxies in favour of the resolution.

All shareholders who submit proxies are encourage to direct their proxy how to vote on the resolution. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

Should you desire to direct your proxy how to vote on any resolution please insert ☒ in the appropriate box below.

	For	Against	Abstain*
Resolution 1	☐	☐	☐
That Mr F W Smith, a director retiring in accordance with the Company’s constitution, be re-elected as a director of the Company

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B	SIGNATURE OF SHAREHOLDERS — THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)

Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Contact name	Contact daytime telephone number	Date

How to complete this Proxy Form

1	Your Name and Address

This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your shares using this form.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person or body corporate in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy. A proxy need not be a shareholder of the Company. If you appoint a body corporate as your proxy, that body corporate will need to ensure that it appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth), and provide satisfactory evidence of the appointment of its corporate representative prior to the commencement of the meeting.

3	Vote on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each resolution. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given resolution, your proxy may vote as he or she chooses. If you mark more than one box on a resolution without indicating a percentage or number applicable to each box, your vote on that resolution will be invalid.

4	Appointment of a Second Proxy

A shareholder entitled to cast two or more votes may appoint up to two persons or body corporates as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional proxy form may be obtained by telephoning the Company’s share registry or you may copy this form.

To appoint a second proxy you must:

(a)	on each of the first proxy form and the second proxy form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b)	return both forms together.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is in more than one name, either shareholder may sign,

Power of Attorney:	to sign under a Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the Company’s share registry.

Lodgement of a Proxy

This proxy form (and any Power of Attorney under which it is signed) must be received at an address given below by 10:30am on Wednesday, 3 November 2004, being not later than 48 hours before the commencement of the meeting. Any proxy form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the reply paid envelope or:

•	by posting, delivery or facsimile to Burns, Philp & Company Limited’s share registry as follows:

Burns, Philp & Company Limited	Burns, Philp & Company Limited
C/- ASX Perpetual Registrars Limited	C/- ASX Perpetual Registrars Limited
Locked Bag A14	Level 8
Sydney South NSW 1235	580 George Street
Facsimile: (02) 9287 0309 (international +61 2 9287 0309)	Sydney NSW 2000

•	lodged online at ASX Perpetual Registrars’ website (www.asxperpetual.com.au) in accordance with the instructions given there (you will be taken to have signed your proxy form if you lodge it in accordance with the instructions given on the website). You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN), which can be found on the reverse of this form in the top right hand corner.

•	alternatively you may also send the proxy form to the Company’s registered office being Level 23, 56 Pitt Street, Sydney NSW 2000 (facsimile (02) 9247 3272 or international +61 2 9247 3272).

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).

BURNS, PHILP & COMPANY LIMITED ACN 000 000 359	All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone: (02) 8280 7127
Facsimile: (02) 9287 0303
ASX Code: BPC
Email: registrars@asxperpetual.com.au
Website: www..asxperpetual.com.au

ANNUAL REPORT ELECTION AND EMAIL NOTIFICATION SERVICE

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas.	A B C	1 2 3	Where a choice is required, mark the box with an “X”	☒

Now you can update your details — including your annual report elections - online. Simply visit our Registrar’s website at www.asxperpetual.com.au and by entering your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), your surname/company name and postcode, you can directly access your records and change your own election online.

Alternatively, please select one of the following options.

If you do not return this form before the next report mailing, your current election regarding annual reports will be retained.

☐	Please do not send me an Annual Report.

OR

☐	Please do not send me an Annual Report but advise me by email when the Annual Report becomes available on line.

EMAIL ADDRESS - Please complete this section using black ink and CAPITAL LETTERS.

☐	And yes, I would also like to receive advice by email when important announcements (such as ASX announcements) are available on line.

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).

BURNS, PHILP & COMPANY LIMITED
 ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

27 September 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited Capital Notes

I attach copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the issuer of NZ$212,500,000 Capital Notes, which were issued during the period 5 May 2003 to 27 June 2003.

Yours sincerely

PHILIP WEST
Secretary/Special Counsel

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

 REGISTERED ADDRESS:
LEVEL 3
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

 CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

27 September 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON, NEW ZEALAND

Goodman Finance Limited Capital Notes

Pursuant to Listing Rule 10.8.2 please find attached a copy of a letter dated 27 September 2004 addressed to holders of Capital Notes in Goodman Finance Limited, which was sent to holders today with the 2004 Annual Report of Goodman Finance Limited and the 2004 Annual Report of Burns, Philp & Company Limited (“the 2004 Annual Reports”).

It is noted that the 2004 Annual Reports have previously been provided to the NZX by Goodman Finance Limited and Burns, Philp & Company Limited respectively.

Yours faithfully

PHILIP WEST
Secretary/Special Counsel
Burns, Philp & Company Limited

Encl.

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

 REGISTERED ADDRESS:
LEVEL 3
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

 CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

27 September 2004

Dear Noteholder

Goodman Finance Limited Capital Notes

Pursuant to Listing Rule 10.5.1 and clause 5.5(b) of the Trust Deed dated 30 April 2003 for the Capital Notes, please find enclosed the 2004 Annual Report of Goodman Finance Limited and the 2004 Annual Report of Burns, Philp & Company Limited.

Should you have any enquiries in relation to your holding of Goodman Finance Limited Capital Notes, please contact the Capital Notes Registrar:

Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92119, Auckland 1020)
Telephone:   +64 9 488 8777
Facsimile:   +64 9 488 8787
Email:   enquiry@computershare.co.na
Website:   www.computershare.co.nz

Yours faithfully

Helen Golding
Company Secretary
Burns, Philp & Company Limited

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	September 27, 2004	By	/s/ Philip West

(Signature) * PHILIP WEST Secretary/Special Counsel

* Print the name and title under the signature of the signing officer